Exhibit 99.2

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the nine months ended September 30, 2023 and September 30, 2022

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the nine months periods ended September 30, 2023 and September 30, 2022	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2023 and December 31, 2022	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months periods ended September 30, 2023 and September 30, 2022	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the nine months periods ended September 30, 2023 and September 30, 2022	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		3 months ended September 30,		9 months ended September 30,
	Note	2023 £ 000	2022 £ 000	2023 £ 000	2022 £ 000
Research and development expenses	4	(15,388)	(9,747)	(42,888)	(29,143)
Administrative expenses	4	(10,131)	(9,783)	(34,397)	(33,249)
Related party administrative expenses	4	(17)	(15)	(59)	(15)
Other operating income	6	3,585	916	19,429	4,323
Operating loss		(21,951)	(18,629)	(57,915)	(58,084)
Finance income		5,268	238	28,320	238
Finance costs		(13,389)	(99,504)	(12,247)	(77,070)
Net finance income/(costs)	7	(8,121)	(99,266)	16,073	(76,832)
Loss before tax		(30,072)	(117,895)	(41,842)	(134,916)
Income tax expense		-	-	-	-
Net loss for the period		(30,072)	(117,895)	(41,842)	(134,916)
Foreign exchange translation differences		5,636	8,947	(1,286)	18,429
Total comprehensive loss for the period		(24,436)	(108,948)	(43,128)	(116,487)

Basic and diluted loss per share	8	£(0.16)	£(0.66)	£(0.22)	£(0.76)

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Note	September 30, 2023 £ 000	December 31, 2022 £ 000
Non-current assets
Property, plant and equipment		3,397	2,690
Right of use assets		2,616	3,121
Intangible assets		1,309	2,048
		7,322	7,859
Current assets
Trade and other receivables	10	20,146	18,864
Financial assets at amortised cost		-	59,886
Restricted cash		1,700	1,700
Cash at bank		74,163	62,927
		96,009	143,377
Total assets		103,331	151,236

Equity
Share capital		17	16
Other reserve		93,956	94,857
Share premium		257,933	257,197
Accumulated deficit		(377,672)	(344,752)
Total shareholders (deficit)/equity	9	(25,766)	7,318

Non-current liabilities
Long term lease liabilities		2,113	2,645
Provisions		360	365
Derivative financial liabilities	13	106,047	115,247
Trade and other payables	11	4,096	4,153
		112,616	122,410
Current liabilities
Short term lease liabilities		666	516
Warrant liabilities	12	1,578	4,961
Trade and other payables	11	14,237	16,031
		16,481	21,508
Total liabilities		129,096	143,918
Total equity and liabilities		103,331	151,236

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		9 months ended September 30,
	Note	2023 £ 000	2022 £ 000
Cash flows from operating activities
Net loss for the period		(41,842)	(134,916)
Adjustments to cash flows from non-cash items
Depreciation and amortization		1,527	1,320
Depreciation on right of use assets		495	294
Finance (income)/costs	7	(16,073)	76,832
Share based payment transactions	5	9,280	8,025
		(46,613)	(48,445)
Working capital adjustments
(Increase)/decrease in trade and other receivables	10	(1,282)	1,652
(Decrease)/increase in trade and other payables	11	(1,851)	(31,808)
Net cash (outflow) from operating activities		(49,746)	(78,601)
Cash flows from investing activities
Decrease in short term deposits		59,886	-
Increase in short term deposits		-	(60,835)
Acquisitions of property plant and equipment		(1,601)	(256)
Acquisition of intangible assets		(159)	(464)
Interest income on deposits		3,392	-
Net cash inflow/(outflow) from investing activities		61,518	(61,555)
Cash flows from financing activities
Proceeds from the issuance of share capital	9	808	215
Payments to lease creditors		(448)	(358)
Net cash inflow/(outflow) from financing activities		360	(143)
Net increase/(decrease) in cash at bank		12,132	(140,299)
Cash at bank, beginning of the period		62,927	212,660
Effect of foreign exchange rate changes		(896)	11,325
Cash at bank, end of the period		74,163	83,686

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share capital £ 000	Share premium £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2022	16	248,354	63,314	(250,123)	61,561
Loss for the period	-	-	-	(134,916)	(134,916)
Translation differences	-	-	18,429	-	18,429
Total comprehensive loss	-	-	18,429	(134,916)	(116,487)
Share based payment transactions	-	749	7,294	59	8,102
Reclassification of warrants	-	-	1,010	-	1,010
Share issuances under equity subscription line	-	7,734	-	-	7,734
At September 30, 2022	16	256,837	90,047	(384,980)	(38,080)

	Share capital £ 000	Share premium £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2023	16	257,197	94,857	(344,752)	7,318
Loss for the period	-	-	-	(41,842)	(41,842)
Translation differences	-	-	(1,269)	-	(1,269)
Total comprehensive loss	-	-	(1,269)	(41,842)	(43,111)
Share based payment transactions	-	-	9,290	-	9,290
Exercise of Share Options	1	736	-	-	737
Transfer of reserves	-	-	(8,922)	8,922	-
At September 30, 2023	17	257,933	93,956	(377,672)	(25,766)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1	General information

Vertical Aerospace Ltd (the "Company", or the "Group" if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands.

The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.

The ultimate controlling party is Stephen Fitzpatrick.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated. These financial statements were approved by the board of directors on November 14, 2023.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”). The Group’s main operations are in the United Kingdom.

2	Significant accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the nine month reporting period ended 30 September 2023 has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2022.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling ('£' or 'GBP'), which is the Group’s functional and presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2	Significant accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group. Details of the material subsidiaries are as follows:

			Proportion of ownership interest and voting rights held
Name of subsidiary	Principal activity	Registered office	2023	2022
Vertical Aerospace Group Limited (“VAGL”)	Development and commercialisation of eVTOL technologies.	Unit 1, Camwal Court, Bristol, United Kingdom BS2 0UW	100%	100%

All intercompany balances and transactions have been eliminated in consolidation.

Significant accounting policies and key accounting estimates

The accounting policies adopted are consistent with those of the previous financial year.

Going Concern

Management has prepared a cashflow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after approving this financial information.

The Group is currently in the research and development phase of its journey to commercialize eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception. As of September 30, 2023, the Group held £74.2 million of cash and cash equivalents.

Within the next 12 months following the date of issuance of this interim financial information, management expects the funding requirements to be approximately £80 million, which will be used primarily to fund the creation and testing of prototype aircraft. As such, the Group needs to raise additional capital to fund development activities and operations and continue as a going concern.

On November 9, 2023 the Group filed a shelf registration statement whereby the Company may offer and sell ordinary shares, from time to time in one or more offerings. The Group’s ability to raise funds under the shelf registration statement is dependent on prevailing market conditions and pricing of its offer. Any funds raised will be used to maintain the liquidity of the Group and provide additional time to raise sufficient funds to support commercialization of eVTOL technology. The Group will start testing its second-generation full-scale aircraft in early 2024, whilst continuing to work with its partners and local regulators towards a 2026 certification date. If the Group is unable to raise capital by mid-2024 it may need to scale back investments, which could materially impact its certification timeline.

There can be no assurance that the Group will be able to obtain sufficient funding on acceptable terms to meet Group’s funding requirements. As a result, the timely completion of financing is important for the Group’s ability to deliver on its communicated business plan and to continue as a going concern.

The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realise the assets and discharge the liabilities in the normal course of business. The consolidated financial information has been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realisation of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3	Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company's most significant estimates and judgments involve valuation of the Company's stock-based compensation or consideration, including the fair value of common stock and market-based restricted stock units, in addition to the fair valuation of derivative liabilities.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2022.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

4	Expenses by nature

Included within administrative expenses, research and development expenses, and related party administrative expenses are the following expenses.

	3 months ended September 30,		9 months ended September 30,
	2023 £ 000	2022 £ 000	2023 £ 000	2022 £ 000
Research and development staff costs (excluding share-based payment expenses)	5,352	3,589	17,234	10,278
Research and development consultancy	4,046	3,608	11,495	11,544
Research and development components, parts and tooling	5,990	2,550	14,159	7,321
Total research and development	15,388	9,747	42,888	29,143
Administrative staff costs (excluding share-based payment expenses)	2,835	2,548	8,382	8,284
Share based payment expenses	2,224	731	9,280	8,025
Consultancy costs	621	2,521	1,961	3,511
Legal and financial advisory costs	143	745	1,268	2,221
IT Hardware and software costs	1,675	1,145	4,760	2,810
Related party administrative expenses	17	15	59	15
Insurance & premises expenses	1,236	1,512	3,149	3,631
Other administrative expenses	692	(12)	3,575	3,153
Depreciation expense	230	163	643	423
Amortization expense	306	325	884	897
Depreciation on right of use property assets	169	105	495	294
Total administrative costs	10,148	9,798	34,456	33,264

Total administrative and research and development expenses	25,536	19,545	77,344	62,407

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5	Share-based payments

The company has established two primary employee option plans – the EMI scheme and the 2021 Incentive Plan.

The EMI scheme was closed to new entrants in 2021 and the awards under the 2021 Incentive Plan commenced on October 1, 2022.

For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2022.

The total expense recognised by the company during the year in respect of these plans is shown below:

	September 30, 2023 £’000	September 30, 2022 £’000
EMI Scheme	720	7,276
2021 Incentive plan	8,504	-
Other awards	56	749
Total Expense Recognised	9,280	8,025

The total share-based payment expense is recognised either over the vesting period or immediately, if there are no vesting conditions. The vesting period is the period during which all specified vesting conditions must be satisfied.

A summary of options granted under the plans is show below:

EMI Scheme

	September 30, 2023		December 31, 2022
	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	21,011,084	0.19	19,670	308.06
Granted during the period	-	-	-	-
Grant arising upon modification	-	-	23,213,933	0.23
Exercised during the period	(7,377,381)	0.10	(645,571)	0.11
Forfeited during the period	(125,762)	0.18	(1,576,948)	0.83
Outstanding, end of period	13,507941	0.24	21,011,084	0.19

The number of options which were exercisable at September 30, 2023 was 5,128,394 (December 31, 2022: 11,317,247) with exercise prices ranging from £0.04 to £1.15. The expected average remaining vesting period has been determined 1.84 years (December 31, 2022: 2.59 years).

2021 Incentive Plan

	September 30, 2023		December 31, 2022
	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	4,355,669	6.63	-	-
Granted during the period	777,774	-	5,012,495	6.63
Grant arising upon modification	-	-	-	-
Exercised during the period	(1,225,469)	-	-	-
Forfeited during the period	(132,693)	6.63	(656,826)	6.63
Outstanding, end of period	3,775,281	6.63	4,355,669	6.63

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5	Share-based payments (continued)

The number of options which were exercisable at September 30, 2023 was 705,878 (December 31, 2022: 1,073,560) with exercise prices ranging from £nil or £6.63. The expected average remaining vesting period for nil cost options has been determined as 2.40 years and for CSOP options has been determined as 2.97 years.

The average exercise price presented above relates to CSOP options only.

In addition to the above, a total of 18,750 nil cost options were awarded to non-executive directors during the period.

The fair value of all options granted during the period has been determined with reference to the share price at grant date.

6	Other operating income

The analysis of the Group's other operating income for the period is as follows:

	3 months ended September 30,		9 months ended September 30,
	2023	2022	2023	2022
	£ 000	£ 000	£ 000	£ 000
Government grants	87	187	1,960	1,401
R&D tax relief	3,498	729	17,469	2,922
	3,585	916	19,429	4,323

Government grants

The group receives government grants relating to specific research and development activities relating to eVTOL technologies and is recognised in the period to which the expense it is intended to fund relates. The grant is made to fund research and development expenditure and is recognised in profit or loss in the period to which the expense it is intended to fund relates.

R&D tax relief

The R&D tax relief relates to the research and development tax reliefs provided by the UK Government in support of UK companies working on innovative projects in science and technology.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

7	Finance income/(costs)

	3 months ended September 30,		9 months ended September 30,
	2023 £ 000	2022 £ 000	2023 £ 000	2022 £ 000
In-kind interest on convertible loan notes	(4,059)	(4,522)	(12,023)	(11,527)
Foreign exchange loss	(9,281)	(17,861)	-	(30,842)
Interest expense on leases	(48)	(35)	(156)	(102)
Fair value movements on convertible loan notes	-	(71,260)	-	(33,167)
Fair value movements on warrant liabilities	-	(5,795)	-	(1,422)
Other	(1)	(31)	(68)	(10)
Total finance costs	(13,389)	(99,504)	(12,247)	(77,070)

	3 months ended September 30,		9 months ended September 30,
	2023 £ 000	2022 £ 000	2023 £ 000	2022 £ 000
Interest on loans to related parties	-	238	-	238
Interest income on deposits	1,064	-	2,768	-
Foreign exchange gain	-	-	2,808	-
Fair value movements on convertible loan notes	2,982	-	19,492	-
Fair value movements on warrant liabilities	1,222	-	3,252	-
Total finance income	5,268	238	28,320	238

8	Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the period attributable to ordinary equity holders of the company by the number of ordinary shares outstanding.

Vested employee options have been included in the number of weighted average of issued shares used in the calculation of loss per share where such options have an insignificant exercise price and where no further substantive consideration will be received for the shares to be issued.

As a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	3 months ended September 30, 2023 £000	3 months ended September 30, 2022 £ 000	9 months ended September 30, 2023 £ 000	9 months ended September 30, 2022 £ 000
Net loss for the period	(30,072)	(117,895)	(41,842)	(134,916)
	£	£	£	£
Basic and diluted loss per share	(0.16)	(0.66)	(0.22)	(0.76)
	No. of shares	No. of shares	No. of shares	No. of shares
Weighted average issued shares	192,083,235	178,427,999	190,945,737	178,376,519

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

9	Share capital and reserves

Allotted, called up and fully paid shares

	September 30, 2023		December 31, 2022
	No.	£	No.	£
Ordinary of $0.0001 each	221,211,021	16,635	214,211,021	15,952
	221,211,021	16,635	214,211,021	15,952

Ordinary shares have full voting rights, full dividend rights. The Company is authorised to issue 500,000,000 ordinary shares.

In addition to the shares issued above, 1,609,459 options have been exercised as at September 30, 2023 for which ordinary shares of 1,602,850 are yet to be issued for a nominal value of $0.0001.

Other reserves

During the period other reserves increased by £9,290 thousand as a result of share-based payment transactions and decreased by £8,922 thousand following exercise of options and other awards to staff. Other reserves also decreased by £1,269 thousand reflecting cumulative translation differences.

Nature and purpose of other reserves

The share-based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company’s USD balances in the consolidated financial statements. The warrant reserve is used to recognise the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’).

Share Premium

During the nine months ended September 30, 2023 share premium increased by £736 thousand as a result of exercise of employee awarded share options. Proceeds remaining unpaid total £36 thousand.

10	Trade and other receivables

	September 30, 2023 £ 000	December 31, 2022 £ 000
Government receivables	13,454	10,905
Prepayments	5,370	7,169
Other receivables	1,322	790
	20,146	18,864

Included within Government receivables is £9,920 thousand for the R&D tax credit receivable (December 31, 2022: £7,212 thousand).

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

11	Trade and other payables

Amounts falling due within one year:

	September 30, 2023 £ 000	December 31, 2022 £ 000
Trade payables	7,160	4,454
Accrued expenses	5,614	10,500
Social security and other taxes	1,189	857
Outstanding defined contribution pension costs	274	220
	14,237	16,031

Amounts falling due after more than one year:

	September 30, 2023 £ 000	December 31, 2022 £ 000
Deferred fees and charges	4,096	4,153

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

12	Warrant Liability

The following warrants are in issue but not exercised:

	September 30, 2023	December 31, 2022
Public Warrants	15,264,935	15,264,935
Mudrick Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended September 30, 2023:

Change in fair value during the period	£ 000

December 31, 2022	4,961
Change in fair value	(3,251)
Exchange differences on translation	(132)
September 30, 2023	1,578

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share. Once the public warrants become exercisable, the Company may redeem the public warrants at a price of $0.01 per public warrant if the closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period. The public warrants expire on December 15, 2026 or earlier upon redemption or liquidation.

13	Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick £ 000
As at December 31, 2022	115,247
Fair value movements	(19,492)
In-kind interest paid and accrued	12,023
Exchange differences on translation	(1,731)
As at September 30, 2023	106,047

On December 16, 2021, Mudrick Capital Management purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £824 ($1,000).

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated in its entirety as fair value through profit or loss.

The Company has elected to pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2023 the Company authorised the interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £7,963 thousand ($9,826 thousand).

Several covenants exist including retention of $10 million cash. Accordingly, cash at bank includes £8,192 thousand deemed to be retained for this purpose as at September 30, 2023.

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14	Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial liabilities at fair value through profit and loss:

	September 30, 2023 £ 000			December 31, 2022 £ 000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Convertible Senior Secured Notes	-	-	106,047	-	-	115,247
Warrant liabilities	1,578	-	-	4,961	-	-
	1,578	-	106,047	4,961	-	115,247

The fair value of financial instruments is deemed to be equivalent to the carrying value.

Level 1: The fair value of financial instruments traded in active is based on quoted market prices at the end of the reporting period. As such, warrants issued but not exercised are valued with reference to observable market prices as at the reporting date ($0.10 per warrant).

Level 3: If one or more of the significant inputs is not based on observable market data, as is the case for the issued Convertible Senior Secured Notes, the instrument is included in level 3.

The fair value of the convertible senior secured notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”. The following inputs have been used:

	September 30, 2023	December 31, 2022
Risk-free rate (%)	4.8	4.1
Dividend yield (%)	-	-
Volatility (%)	90.0	65.0
Credit spread (%)	28.00	26.38

No changes were made during the period ended September 30, 2023 to the valuation techniques applied as at December 31, 2022. For more information about the convertible senior secured notes, please refer to the Group’s annual financial statements for the year ended December 31, 2022

15	Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and Directors of material subsidiary companies.

	September 30, 2023 £ 000	September 30, 2022 £ 000
Salaries and other short term employee benefits	662	976
Payments to defined contribution pension schemes	11	9
Share-based payments	56	-
	729	985

Aggregate gains made on the exercise of share options for the Directors during the 9 months ended September 30, 2023 totalled £8,156 thousand (September 30, 2022: £nil)

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15	Related party transactions (continued)

Summary of transactions with other related parties

During the period ending September 30, 2023 Imagination Industries Ltd, a company wholly and solely controlled by Stephen Fitzpatrick, charged the Group management fees of £59 thousand (September 30, 2022: £15 thousand) in relation to the provision of flexible desk and office space in London, of which £21 thousand was outstanding as at September 30, 2023 (2022: £nil).

On April 21, 2023, the Board agreed to a succession plan, transitioning the chairperson of the Board during the course of 2023. Dómhnal Slattery has served as the Board’s chairperson since shortly following the Company’s listing on the New York Stock Exchange.

As previously disclosed, in January 2022, the Company and Stephen Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Fitzpatrick granted Mr. Slattery an option to purchase up to an aggregate of 1,175,000 ordinary shares of the Company for an exercise price of $0.0001 per share.

On April 21, 2023, Mr. Slattery, Mr. Fitzpatrick and the Company entered into an option termination agreement, pursuant to which the parties agreed to terminate the Call Option in consideration for specified payments of up to an aggregate of $2.5 million to be paid by Mr. Fitzpatrick to Mr. Slattery, subject to certain conditions, including the Company raising additional funds during 2023 and the Company maintaining a minimum pre-order book.

On August 2, 2023 Mr. Slattery resigned as chairperson and director, and Michael Flewitt was appointed as chairperson. In connection with this and the option termination agreement referred to previously, $1.5 million was paid by Mr. Fitzpatrick to Mr. Slattery and outstanding payment remain conditional only on the Company’s maintenance of a minimum pre-order book.

On January 23, 2023, Michael Cervenka resigned from the Board of Directors and on August 2, 2023, Vincent Casey resigned from the Board of Directors

Effective September 11, 2023 the Company appointed Stuart Simpson as Chief Financial Officer.

A total of 18,750 immediately vesting nil cost options were granted to Non-Executive Directors during the period. Accordingly, share based payment charge of £55 thousand has been recognised (September 30, 2022: £nil) based on the prevailing share price on the date of issuance. During the period, Non-Executive Directors exercised a total of 5,613,287 options.